June 14, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to SEC Comments
Amendment No. 5 to Offering Statement on Form 1-A
Filed May 26, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 6 to its Offering Statement on Form 1-A on June 14, 2021 in response to your comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

The comments from Amendment 5 and the Bear Village responses with locations within the filing document are presented below:

Amendment No. 5 to Offering Statement on Form 1-A filed May26, 2021

General

1.	We note your response to comment 2; however, we do not see the revisions. Please provide the principal occupations and employment of the officers and directors during the last five years and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. If the officers and directors were self-employed during the last five years, please revise the disclosure to so indicate.

Response:

We have added further description and details on the officers and directors prior employment and activities over the past five years.

Dilution, page 12

2.	We note your response to comment 4. Based upon the offering price of $5.00 per share and net tangible book value per share after offering of $1.1252, it appears that dilution to new investors is $3.87 per share. Please revise or explain to us why a revision is unnecessary.

Response:

 he table has been corrected.

Use of Proceeds to Issuer, page 16

3.	We note your revisions in response to comment 5. Please expand your footnote disclosure to provide support for your assumptions regarding condominium sales and clarify if traditional construction financing has been secured, and if so, the terms of the financing.

Response:

The footnote has been expanded to refer the reader to the “THE COMPANY’S PROPERTIES” which discuss the basis for the estimates associated with condominium sales. We also added to the footnote that construction financing has not yet been secured.

The Company’s Properties

Bear Village Asset Holdings – TN, LLC, page 24

4.	We note your response to comment 7. On page 24, the reference to $10 million in operational income per year remains. On page 33, the reference to $100 million was removed but the reference to $10 million remains. Please revise to delete the references or provide the bases and assumptions for these claims.

Response:

These references have been deleted.

Note 5. Commitments and Contingencies, page F-9

5.	We note your response to comment 10. Please revise the Notes to Financial Statements for consistency to properly reflect the period in which this transaction occurred.

Response:

 The note was corrected.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters.

Sincerely, /s/ Donald Keer